11019037

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 28 2011

Washington, DC
110

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65199

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dividend Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

518 17th Street, 12th Floor
(No. and Street)

Denver (City) Colorado (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Murray 303-228-2200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

707 17th Street, Suite 2700 (Address) Denver (City) Colorado (State) 80202 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dividend Capital Securities, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAWN R. ROGERS NOTARY PUBLIC STATE OF COLORADO

Signature

Designated Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

DIVIDEND CAPITAL SECURITIES LLC

(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Financial Statements and Supplementary Information

December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Table of Contents

KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202-3499

Report of Independent Registered Public Accounting Firm

The Member
Dividend Capital Securities LLC:

We have audited the accompanying statement of financial condition of Dividend Capital Securities LLC (a wholly owned subsidiary of Dividend Capital Securities Group LLLP) (the Company) as of December 31, 2010, and the related statement of operations and member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dividend Capital Securities LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, Computation of Net Capital under Rule 15c3-1, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 24, 2011

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Statement of Financial Condition

December 31, 2010

Assets		
Cash and cash equivalents	$	2,085,083
Investments at fair value		107,550
Accounts receivable – related parties		508,280
Property and equipment, net of accumulated depreciation of $90,661		50,818
Other assets		611,245
Total assets	$	3,362,976
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and other accruals ($210,783 due to related parties)	$	585,665
Accrued commissions and bonuses – related parties		1,361,155
Accrued commissions		291,317
Other liabilities		61,239
Total liabilities		2,299,376
Member's equity		1,063,600
Commitments and contingencies		—
Total liabilities and member's equity	$	3,362,976

See accompanying notes to financial statements.

DIVIDEND CAPITAL SECURITIES LLC

(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Statement of Operations and Member's Equity

Year ended December 31, 2010

Revenue:		
Dealer manager fees – related party	$	3,902,612
Marketing fees – related parties		1,940,102
Commissions, net		—
Interest and other income		2,119
Total revenue		5,844,833
Expenses:		
Commissions – related parties		1,646,551
Payroll related		3,569,068
Office and overhead		1,690,089
Marketing and travel		3,658,971
General and administrative		533,115
Total expenses		11,097,794
Net Loss		(5,252,961)
Member's equity, beginning of year		1,557,561
Capital contributions from member		4,759,000
Member's equity, end of year	$	1,063,600

See accompanying notes to financial statements.

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Statement of Cash Flows

Year ended December 31, 2010

Cash flows from operating activities:		
Net loss	$	(5,252,961)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		21,661
Non-cash interest income		(2,085)
Changes in operating assets and liabilities:		
Increase in accounts receivable – related parties		(370,930)
Increase in other assets		(210,063)
Increase in accounts payable and other accruals		89,278
Increase in other liabilities		61,239
Increase in accrued commissions and accrued commissions and bonuses – related parties		1,454,695
Net cash used in operating activities		(4,209,166)
Cash flows from financing activities:		
Capital contributions from member		4,759,000
Net increase in cash and cash equivalents		549,834
Cash and cash equivalents, beginning of year		1,535,249
Cash and cash equivalents, end of year	$	2,085,083

See accompanying notes to financial statements.

(1) Organization

Dividend Capital Securities LLC (the Company) is a wholly owned subsidiary of Dividend Capital Securities Group LLLP (DCSG). Management believes that DCSG will continue to provide equity funding for the Company's operations through at least January 1, 2012, if needed. The Company was formed as a limited liability company on December 20, 2001, under the laws of the State of Colorado. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). During 2010, the Company conducted business primarily as a broker-dealer to offer shares of Industrial Income Trust Inc. (IIT), a related party. IIT's public filing for a $2 billion maximum common stock offering with the SEC became effective on December 18, 2009.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(c) Cash and Cash Equivalents

Cash and highly liquid short-term investments with original maturities of three months or less are considered to be cash and cash equivalents.

The Company's cash and cash equivalents are financial instruments that are exposed to concentrations of credit risk. The Company invests its cash with high quality federally insured institutions. Cash balances with any one institution may exceed federally insured limits or may be invested in nonfederally insured money market accounts from time to time. The Company has not realized any losses in such cash investments or accounts and believes it is not exposed to any significant credit risk.

(d) Investments at Fair Value

Investments at fair value represent certificates of deposit held by the Company at the statement of financial condition date. The scheduled maturity of outstanding deposits is twelve months from the date of purchase.

The Company estimated the fair value of its assets and liabilities that are reported or disclosed at fair value on a recurring basis using market information and valuation methodologies appropriate for such purposes. Certificates of deposit are the Company's only assets or liabilities that are measured and reported at fair value on a recurring basis.

(Continued)

Assets and liabilities that are measured and reported at fair value are classified according to the fair value hierarchy in one of the following categories:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 – Observable inputs, other than quoted prices included within Level 1, for the asset or liability, either directly or indirectly.

Level 3 – Significant unobservable inputs for the asset or liability or those that are corroborated by little or no observable market data.

In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the asset or liability falls is determined based on the lowest level input that is significant to the asset or liability in its entirety. Assessing the significance of a particular input to the asset or liability in its entirety requires judgment, and considers factors specific to the asset or liability.

The Company's investments at fair value consist of certificates of deposit recorded at cost, which approximates fair value as interest rates on the certificates of deposit are consistent with rates available to the Company for similar instruments. As such, certificates of deposit fall within Level 1 of the fair value hierarchy.

(e) ***Property and Equipment***

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of all property and equipment is five years.

(f) ***Income Taxes***

The Company is treated as a single member limited liability company and, as such, is disregarded as a separate entity for federal and, to the extent possible, applicable state income tax purposes. Accordingly, the tax effects of the Company flow through to DCSG, the sole member. The sole member of the Company is a limited liability limited partnership, which is also a nontaxable entity and flows through its pro rata share of its taxable income to the tax returns of the individual partners.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than fifty percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

(Continued)

As of December 31, 2010, there were no uncertain tax positions for which it is reasonably possible that amounts will change in the next 12 months. The earliest tax year open to examination by state or federal taxing authorities is 2006.

(g) ***Revenue Recognition***

The Company earns a dealer manager fee for managing the offering of IIT's common shares. Revenue is also earned from commissions where the Company is the broker-dealer of record for security transactions upon consummation of the sale of the securities. Revenue from commissions is reported net of commission expense as the Company acts as an agent in the transaction. Dealer manager fees are earned upon the consummation of the sale of securities. Marketing fees and reimbursements are recognized as income when the fees are earned and become due and payable.

(3) Commissions and Fees

The Company has a Dealer Manager Agreement with IIT to sell shares of the common stock of IIT (the IIT Shares) under IIT's first public offering, which included shares pursuant to IIT's Distribution Reinvestment Plan (DRIP). Subject to the provisions for a reduction of the sales commission described in IIT's prospectus, IIT will pay the Company a sales commission of up to 7.0% of the gross offering proceeds raised from the sale of IIT shares in its primary offering, all of which may be reallowed to participating broker-dealers who are members of FINRA. IIT will also pay the Company a Dealer Manager fee of $0.25 per share of IIT common stock sold in the primary offering, for managing and coordinating the offering, working with participating broker-dealers and providing sales and marketing assistance, part of which may be reallowed to participating broker-dealers.

Prior to and during 2010, the Company signed a number of Selected Dealer Agreements (the Selected Agreements) with various broker-dealers to sell the IIT shares to the public. Under the Selected Agreements, the Company paid the broker-dealers a commission of up to seven percent (7%) of gross proceeds. Commissions are paid to the broker-dealers within 30 days of the Company receiving its commissions from IIT. The Company recognized gross commission revenue of $9,905,640 and gross commission expense of $9,905,640 during the year ended December 31, 2010. These amounts are recorded net of each other in accordance with FASB Accounting Standards Codification Topic No. 605-45, *Principal Agent Considerations*, and are presented as commissions, net in the accompanying statement of operations and member's equity.

The Company recognized $1,940,102 of Marketing fees and reimbursements from Industrial Income Advisors LLC and Dividend Capital Total Advisors LLC, related parties.

(Continued)

(4) Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6⅔% of aggregate indebtedness, whichever is greater, not to exceed aggregate indebtedness to net capital ratio of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1 to aggregate indebtedness. At December 31, 2010, the Company had regulatory net capital of $261,356, which was $108,066 in excess of its minimum net capital requirement of $153,290. At December 31, 2010, the aggregate indebtedness to net capital ratio was 8.8 to 1.

(5) Related-Party Transactions

The Company has agreements with related parties, which require the Company to pay allocated expenses from the related party, including: payroll-related expenses, office supplies, rent, insurance, taxes, and other ordinary administrative expenses. The overhead expenses are allocated to the relevant entities, including the Company, according to the headcount associated with each entity. The Company incurred $1,479,205 of these related-party expenses for the year ended December 31, 2010, which are included in office and overhead expense in the accompanying statement of operations and member's equity. Additionally, all revenue earned by the Company is from related parties and a portion of the commissions paid by the Company is to related parties (note 3).

(6) Rule 15c3-3

The Company is exempt from Rule 15c3-3 under Subsection k(2)(i) of the Securities Exchange Act of 1934. Under this exemption, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

(7) Subsequent Events

The Company has evaluated subsequent events through February 24, 2010, the date the financial statements were available to be issued. This evaluation determined that there are no subsequent events that necessitated disclosure and/or adjustments.

Schedule I

DIVIDEND CAPITAL SECURITIES LLC

(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Computation of Net Capital under Rule 15c3-1

December 31, 2010

Net capital:		
Member's equity	$	1,063,600
Less nonallowable assets:		
Property and equipment, net		50,818
Net accounts receivable – related parties		140,041
Other assets		611,245
Haircuts on securities positions		140
Net capital		261,356
Minimum required net capital (greater of 6⅔% of aggregate indebtedness or $5,000)		153,292
Capital in excess of minimum requirements	$	108,064

The computation of net capital in conjunction with Form X-17A-5, as amended as of December 31, 2010, as filed on February 23, 2011, differs from the computation under Rule 15c3-1, as calculated above, as follows:

		Per Form X-17-A-5	Adjustments	Per computation above
Member's equity	$	1,063,600	—	1,063,600
Property and equipment, net		(50,818)	—	(50,818)
Net accounts receivable – related parties		(140,041)	—	(140,041)
Other assets		(611,245)	—	(611,245)
Haircuts on securities positions		(213)	73	(140)
		261,283	73	261,356
Minimum required net capital		153,292	—	153,292
Capital in excess of minimum requirements	$	107,991	73	108,064

See accompanying report of independent registered public accounting firm.

KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202-3499

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Member
Dividend Capital Securities LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Dividend Capital Securities LLC (a wholly owned subsidiary of Dividend Capital Securities Group LLLP) (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2011

Acquest Advisors, LLC
Focus IIA Income Expense Summary
January 1, 2010 to December 31, 2010

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	SubTotal	Year To Date	Working Column
Revenue					0.00		0.00
1. Commissions					0.00		0.00
A. Listed Equity					0.00		0.00
B. Listed Options					0.00		0.00
C. All Other Securites					0.00		0.00
OTC					0.00		0.00
Bonds					0.00		0.00
Govt Securities					0.00		0.00
Insurance					0.00		0.00
Total All Other Securities	**0.00**	0.00	0.00	0.00	0.00	0.00	0.00
Total Securities Commissions	**0.00**	0.00	0.00	0.00	0.00	0.00	0.00
2. Gains/losses firm trading					0.00		0.00
A. Mkt Making options/Natl Sec					0.00		0.00
B. From All Other Trading					0.00		0.00
Total Gains and Losses	**0.00**	0.00	0.00	0.00	0.00	0.00	0.00
3. Gains/Losses Firmn Investmt Act					0.00		0.00
4. Profit/Loss Underwriting/Sellin				125,000.00	125,000.00	125,000.00	0.00
5. Sale Investment Co Shares					0.00		0.00
A. Unit Investment Trusts					0.00		0.00
B. Mutual Funds					0.00		0.00
Total Sale Investment Co. Share	**0.00**	0.00	0.00	0.00	0.00	0.00	0.00
6. Commodities Revenue					0.00		0.00
7. Fees for Acct Supervison					0.00		0.00
8. Other					0.00		0.00
A. Retainer	**270,000.00**	270,000.00	275,000.00		815,000.00	815,000.00	0.00
B. Interest	**2.76**	2.79	2.82	2.82	11.19	11.19	0.00
C. Fax & Photocopy					0.00		0.00
D. Fees Revenue			1,033,957.00		1,033,957.00	1,033,957.00	0.00
Total Other	**270,002.76**	270,002.79	1,308,959.82	2.82	1,848,968.19	1,848,968.19	0.00
9. Total Revenue	**270,002.76**	270,002.79	1,308,959.82	125,002.82	1,973,968.19	1,973,968.19	0.00

Acquest Advisors, LLC
Focus IIA Income Expense Summary
January 1, 2010 to December 31, 2010

Expenses:					0.00		0.00
10. Salaries: GP's/Shareholders					0.00		0.00
11. Other Employee Comp & Benefits					0.00		0.00
Payroll	**128,848.85**	63,714.92	61,898.80	144,730.78	399,193.35	399,193.35	0.00
Taxes - Payroll	**8,955.72**	4,535.86	4,398.76	12,966.74	30,857.08	30,857.08	0.00
11. Total Other Employee Comp	**137,804.57**	68,250.78	66,297.56	157,697.52	430,050.43	430,050.43	0.00
12. Commissions to Other BD's					0.00		0.00
13. Interest Expense					0.00		0.00
A. Subordinated					0.00		0.00
14. Regulatory Fees/Expenses					0.00		0.00
Broker/Dealer					0.00		0.00
14. Total Regulatory	**0.00**	0.00	0.00	0.00	0.00	0.00	0.00
15. Other Expenses	**106,171.68**	113,782.44	503,712.33	108,819.01	832,485.46	832,485.46	0.00
16. Total Expenses	**243,976.25**	182,033.22	570,009.89	266,516.53	1,262,535.89	1,262,535.89	0.00
Net Income	**26,026.51**	87,969.57	738,949.93	(141,513.71)	711,432.30	711,432.30	0.00
Statement Net Income	**26,026.51**	**87,969.57**	**738,949.93**	**(141,513.71)**	711,432.30	711,432.30	0.00
Net Difference	**0.00**	**0.00**	**0.00**	**0.00**	0.00	0.00	
Current Month Revenue	**64,298.66**	87,685.50					

NET CAPITAL COMPUTATION
AS REQUIRED BY EXCHANGE ACT RULE 15c3-1
FOR
Tudor, Pickering, Holt Co Securities

COMPUTATION DATE:		**12/31/2010**
Net Capital Requirement, the Greater of:		$ 1,247,772.51
1/15 of Aggregate Indebtedness	$ 1,247,772.51	
Minimum Dollar Requirement	$ 100,000.00	
Net Capital		12,680,004.83
Excess (Deficiency) Net Capital:		$ 11,432,232.32
Aggregate Indebtedness:		$ 18,716,587.68
Excess Net Capital @ 1,000% (Net Capital, less 10% Aggregate Indebtedness)		$ 10,808,346.07
Ratio of Aggregate Indebtedness to Net Capital:		147.61%
Ratio of Subordinated Indebtedness to Debt/Equity Total:		N/A
120% of Required Net Capital		1,497,327.01
Net Capital in Excess of 120% of Required Net Capital		$11,182,677.82

Total Assets		$ 39,783,361.49
Less: Total Liabilities		$ 19,686,337.62
Plus: Subordinated Loan		$ 10,000,000.00
Net Worth		$ 30,097,023.87
Deductions from and/or charges to Net Worth:		
Total non-allowable assets	$ 17,080,450.51	
Other deductions or charges	335,167.51	
Excess Fidelity Bond Deductible	0.00	
Total Deductions from Net Worth		17,415,618.02
Net Capital before haircuts on securities positions		$12,681,405.85
Haircuts on Certificates of Deposit and Commercial Paper	$ 0.00	
U.S. and Canadian government obligations	0.00	
State and municipal government and obligations	0.00	
Corporate obligations	0.00	
Stock and warrants	0.00	
Options	0.00	
Arbitrage	0.00	
Other Securities	0.00	
Other Positions	1,401.02	
Undue Concentration	0.00	
Total haircuts of securities		1,401.02
Net Capital		**$ 12,680,004.83**

EXHIBIT A

SCHEDULE OF NON-ALLOWABLE ASSETS PURSUANT TO EXCHANGE ACT RULE 15c3-1
FOR

Tudor, Pickering, Holt Co Securities

COMPUTATION DATE:	12/31/2010
Receivable - Deals & Adv Fees	5,675,786.27
Receivable - Non-Customers	0.00
Interco. Receivables-TPH & Co.	2,895,025.50
Payroll Tax Receivable	382,943.54
Deferred Tax Asset	1,290,387.19
Current Deferred Tax Asset	1,667.23
Receivable from PE Mgmt Co	232,409.19
Rec from LLC/TPHAM	783,313.36
Rec from TPH International LLC	1,524,126.32
Lease Deposit	77,336.10
Prepaid Expenses	872,642.44
Office -Furniture and Fixtures	5,166,330.28
Office - Equipment	878,529.73
Software	188,231.21
Accum. Depreciation - Furnitur	(1,480,159.02)
Accum. Depreciation - Equipmen	(673,406.27)
Accum. Depreciation - Software	(136,905.30)
Receivable - Direct Payments	345,160.60
Employee 401K Liability	
Employee Reimbursement	1,213.28
Employee Benefits	
Deferred Rent Liability	(944,181.14)
Total Non-Allowable Assets	**$ 17,080,450.51**

OTHER DEDUCTIONS OR CHARGES:

Fidelity Bond deductible:

Minimum Net Capital Requirement:	$ 100,000.00
Fidelity Bond Coverage Requirement:	$ 120,000.00
Fidelity Bond Deductible Allowed *	$ 12,000.00
Fidelity Bond Deductible	$ 5,000.00
Excess Fidelity Bond Deductible	**$ 0.00**

EXHIBIT A

SCHEDULE OF NON-ALLOWABLE ASSETS PURSUANT TO EXCHANGE ACT RULE 15c3-1 FOR

Tudor, Pickering, Holt Co Securities

* Fidelity Bond Deductible Allowed
greater of (i) 10% of amount of coverage required or (ii) $5,000

EXHIBIT B
SCHEDULE OF HAIRCUTS
PURSUANT TO EXCHANGE ACT RULE 15c3-1
FOR
Tudor, Pickering, Holt Co Securities

COMPUTATION DATE:		12/31/2010
Net Capital before Haircuts	$	12,681,405.85
Minimum Net Capital Requirements	$	1,247,772.51

HAIRCUTS ON OTHER SECURITIES POSITIONS

Positions	Market Value LMV	Market Value SMV	Haircut %	Haircut
ABC Corp	$ 0.00		15.00%	$ 0.00
DEF Corp.	$ 0.00		15.00%	0.00
GHI Corp.	$ 0.00		15.00%	0.00
	$ 0.00			
Total Haircuts on Other Securities				**$ 0.00**

HAIRCUTS ON OTHER POSITIONS

Positions	Market Value LMV	Market Value SMV	Haircut %	Haircut
Bank of Texas CD (5/13/2011)	$ 507,246.03		0.250%	$ 1,268.12
SMV - equities	$ 0.00		15.000%	$ 0.00
LMV - equities	$ 886.00		15.00%	132.90
	$ 508,132.03			
Total Haircuts on Other Positions				**$ 1,401.02**

KPMG

KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202-3499

Report of Independent Registered Public Accounting Firm

The Member
Dividend Capital Securities LLC
518 Seventeenth Street, Suite 1200
Denver, Colorado:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Dividend Capital Securities LLC (a wholly owned subsidiary of Dividend Capital Securities Group LLLP) (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (together, the other specified parties), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the Company's general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5, as amended, for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065199 FINRA DEC
DIVIDEND CAPITAL SECURITIES LLC 20*20
518 17TH ST 12TH FL
DENVER CO 80202-4130

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 5,679.78
   B. Less payment made with SIPC-6 filed (exclude interest) (917.25)
      7/29/10
      Date Paid
   C. Less prior overpayment applied (Ø)
   D. Assessment balance due or (overpayment) 4,762.53
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum Ø
   F. Total assessment balance and interest due (or overpayment carried forward) $ 4,762.53
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 4,762.53
   H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dividend Capital Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23rd day of February, 2011.

Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2010 and ending December 31, 2010
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 15,750,473
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	Ø
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	10,720,574
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	2,755,893
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest income from money market and certificate of deposit	2093
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	13,478,560
2d. SIPC Net Operating Revenues	$ 2,271,912
2e. General Assessment @ .0025	$ 5,679.78

(to page 1, line 2.A.)